ANDERSON MŌRI

FILE NO. 82-5032

IZUMI GARDEN TOWER, 6-1, ROPPONGI 1-CHOME, MINATO-KU

TOKYO 106-6036, JAPAN

TSUYOSHI NAGAHAMA
NORITAKA MORIUCHI
KOICHIRO NAKAMOTO
AKIRA KAWAMURA
KOTARO HAYASHI
MITSUO SASAKI
SANEAKI ICHIJO
OSAMU HIRAKAWA

HIDEYUKI KOBAYASHI
MASAAKIRA KITAZAWA
KENICHI NAKANO
KAZUTOSHI KAKUYAMA
HIDETO ISHIDA
ISAO SHINDO
EIICHIRO NAKATANI
KUNIHIKO MORISHITA

KOJI FUJITA
TATSU KATAYAMA
KENICHI MASUDA
HIROHITO AKAGAMI
TAKASHI AKAHANE
KAZUO HIRAHATA
HIROKI WAKABAYASHI
RYUGO YOSHIMURA

RYU UMEZU
YOSHIMASA FURUTA
KAZUAKI NAGAI
TAKESHI WATANABE
KENICHI SADAKA
TETSUYA ITOH
AKIRA MORIWAKI

JAMES M. MINAMOTO*

SATOSHI MIYAGAKI
SHIGEYOSHI EZAKI
JUNICHI KONDO
YASUFUMI SHIROYAMA
HIDEKI KANO
SHINJI KUSAKABE
YUKIKO IMAZU
HIROKI KODATE
YUSUKE NAKANO
TANG GUANGHONG
NORITAKA NIWANO
REIJI TAKAHASHI
YOSHIKAZU IWASE
HIROYUKI KANO
NOBUYUKI MAEYAMA
TAKAYASU KOGA
YOSHIMASA DAN
MARI NAKAJIMA
KAORU SATO
NAOYUKI KABATA

KEIKO KANEKO
YOKO OSHIMA
OSAMU ADACHI
NOZOMU MASUYAMA
TAKU MARUYAMA
MICHI YAMAGAMI
MIYUKI HANAI
ATSUTOSHI MAEDA
KAORU SATO
AKITO TAKAHASHI
TAKASHI TOICHI
SATOSHI INOUE
AKIRA INOUE
TAKAMIKI NISHIKAWA
NAOKI IGUCHI
KOTARO OKAMOTO
EMI UCHIDA
KATSUO YAGURA
SHIHO KOIZUMI
TAKEFUMI SATO

TAKAHIRO KIMURA
KENICHI YAMAMOTO
SHINJI NAKAMURA
DAISUKE YAMAGUCHI
MASAYUKI WATANABE
TAKASHI NAKAZAKI
NOBUHITO SAWASAKI
ETSUKO HARA
DAISUKE WATANABE
MASATOMO HOSOI
TOMOKI DEBARI
TAKAO ASAI
TAICHIRO MOTOE
YOSHIN
YUICH
NORIF
TAKEH
NAOKC
TAISUK
MARI IT

YUKA SOGABE
AKIRA KAMIMURA
MARIKO ONISHI
SHIGEKI TATSUNO
WAKAKO SEKIYAMA
KEN KOBAYASHI
KO HANAMIZU
AKIKO IIOKA
SAYAKA DOI
NATSUE NAGATO
KENTARO HIRAYAMA
YUKO NA

EMIKO KAMBAYASHI**

TEL: (03) 6888-1000
URL: http://www.andersonmori.com

BEIJING OFFICE
BEIJING FORTUNE BLDG., RM. 709
NO.5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

WRITER'S DIRECT TEL: 81-3-6888-1044

WRITER'S DIRECT FAX: 81-3-6888-3044

WRITER'S E-MAIL: hirohito.akagami@andersonmori.com

OUR REF: 5871-A-001

02060464

November 12, 2002

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, DC 20549
U. S. A.

SUPPL

PROCESSED

DEC 1 7 2002

THOMSON
FINANCIAL

02 NOV 14 AM 9: 05

Re: FANCL CORPORATION
        (FILE NO. 82-5032)
        Rule 12g3-2(b) Exemption

Dear Sirs:

We are writing on behalf of FANCL CORPORATION which filed an exemption application for its shares based upon Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, which application was received by you on November 15, 1999. We enclose herewith the following documents required to be provided by FANCL CORPORATION thereunder:

1. Summary English translation of the press release dated October 29, 2002 regarding the interim consolidated financial results; and

2. Summary English translation of the press release dated October 29, 2002 regarding the interim non-consolidated financial results.

Should you have any questions, please do not hesitate to let us know.

Very truly yours

ANDERSON MORI

By: _____

Hirohito Akagami

HA/OSA:min
Encls.

1. Summary English translation of the press release dated October 29, 2002 regarding the interim consolidated financial results

Press release dated October 29, 2002 regarding the interim consolidated financial results for the six month ended September 30, 2002, including the management's analysis thereof and the estimate for the results of the year ending March 31, 2003.

2. Summary English translation of the press release dated October 29, 2002 regarding the interim non-consolidated financial results

Press release dated October 29, 2002 regarding the interim non-consolidated financial results for the six month ended September 30, 2002, including the estimate for the results of the year ending March 31, 2003.